TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying
issuer of existing shares to which voting rights are
attached:	Reed Elsevier Pl	c

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights		Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 October 2007

6. Date on which issuer notified:	30 October 2007

7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares
if possible	Situation previous to the Triggering
using the ISIN CODE	transaction		Resulting situation after the triggering transaction
1.	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights

1.	1.	1.	Direct	Direct	Indirect	Direct	Indirect

ORD 12.5P	43,840,247	43,840,247	52,238,105	52,238,105		4.11

B: Financial Instruments
Resulting situation after the triggering transaction
Number of
voting rights that
may be acquired if
		Exercise/		the instrument is
Type of financial		Conversion	Period/	exercised/
instrument	Expiration date	Date		converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
52,238,105	4.11

9. Chain of controlled und	ertakings through which the voting rights and/or the financial

instruments are effectively hel	d, if applicable:

Legal & General Group Plc Legal & General Investment Mana Legal & General Investment Mana Legal & General Group Plc Legal & General Investment Mana 3.56% = PMC) Legal & General Insurance Holdi	(Direct and Indirect) (Group)
gement (Holdings) Limited (LGIMH) (Direct and Indirect)
gement Limited (Indirect) (LGIM)
(Direct) (L&G) (52,238,105– 4.11% = LGAS, LGPL & PMC)
gement (Holdings) Limited (Direct) (LGIMHD) (45,264,679 –

ngs Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (45,264,679 – 3.56% = PMC)
Legal & General Assurance Socie Legal & General Pensions Limite	ty Limited (LGAS & LGPL) d (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting
rights figure of 1,268,685,448
Please note this notification has been
delayed due to the large number of
disclosures required following a
substantial amount of new business which
has come to us in the form of an
in-specie transfer.

14. Contact name:	Helen Lewis (LGIM)

15. Contact telephone number:	020 3124 3851

B: Identity of the notifier, if applicable xvii

Full name	Margaret Woods, Assistant Secretary

Contact address	Reed Elsevier PLC, 1-3 Strand London WC2N 5JR

Phone number	020 7166 5613